ASX RELEASE | January 29, 2021 | ASX:PLL; NASDAQ:PLL

DECEMBER 2020 QUARTERLY REPORT

Piedmont Lithium Limited (ASX: PLL; NASDAQ: PLL) (“Piedmont” or “Company”) is pleased to present its December 2020 quarterly report.

Highlights during and subsequent to the quarter were:
•
Commenced a definitive feasibility study (“DFS”) for Piedmont’s planned 160,000 t/y spodumene concentrate operation in North Carolina led by Primero Group and Marshall Miller & Associates with a planned completion date in mid-2021;

•
Expanded drill programs by an additional 25,000 meters using five drill rigs with the intention of updating the Company’s Mineral Resource estimates on the Central and Core properties in the first half of 2021 in advance of completing the DFS for its planned spodumene concentrate operations;

•
Received key permit for Piedmont’s planned 22,700 t/y lithium hydroxide plant in Kings Mountain, North Carolina, comprising a Title V Air Permit from the North Carolina Department of Environmental Quality’s Division of Air Quality authorizing construction and operations of the planned lithium hydroxide plant;

•	Launched a pilot-scale testwork program at SGS Canada to produce a bulk sample of spodumene concentrate from a 50t bulk sample collected from the Company’s Core property in early 2020;
•
Substantially increased the Company’s land position within the Carolina Tin-Spodumene Belt to 2,322 acres including highly prospective properties contiguous to or in the near vicinity of the Company’s Core property;

•
Commenced process to re-domicile Piedmont from Australia to the United States via a Scheme of Arrangement subject to shareholder, regulatory, and court approval.  If the Scheme is approved the Company’s primary listing will move from the Australian Securities Exchange (“ASX”) to Nasdaq Capital Market and the Company will retain an ASX listing via Chess Depositary Interests;

•
Entered into agreements to acquire a 19.9% interest in Sayona Mining Limited (“Sayona”) through shares and convertible notes.  Piedmont will also purchase a 25.0% stake in Sayona’s 100% owned Quebec subsidiary, Sayona Quebec Inc (“Sayona Quebec”).  Sayona Quebec owns the Authier lithium project, the highly prospective Tansim lithium project, and is pursuing a bid to acquire Quebec-based North American Lithium’s assets out of bankruptcy;

•
Piedmont and Sayona Quebec have also entered into a binding SC6 supply agreement pursuant to which Sayona Quebec will supply to Piedmont the greater of 60,000 t/y or 50% of Sayona Quebec’s spodumene concentrate production at market prices on a life-of-mine basis;

•
Expanded the Company’s senior management team through the addition of Ms. Malissa Gordon – Community and Government Relations, Mr. Jim Nottingham – Senior Project Manager Concentrate Operations, Mr. Pratt Ray – Production Manager – Chemical Operations, and Mr. Brian Risinger – Vice President Corporate Communications and Investor Relations;

•
Completed of a U.S. public offering of 2,300,000 of Piedmont’s American Depositary Shares (“ADSs”), with each ADS representing 100 of Piedmont’s ordinary shares, including full exercise of the underwriters’ option, at an issue price of US$25.00 per ADS, to raise gross proceeds of US$57.5 million (A$81.2 million); and

•	Following successful completion of the U.S. public offering, the Company repaid 100% of the Paycheck Protection Program funds received by the Company in May 2020.

Keith D. Phillips, President and CEO of Piedmont, commented:
“It is an exciting time for the battery materials industry in North America.  Our North Carolina location places us in an ideal position to play a pivotal role in helping power North America’s electric vehicle and clean energy storage revolutions.
“Recent activity in the US battery materials equity markets validates our efforts to re-domicile Piedmont, and we look forward to completing the work moving our primary listing to Nasdaq, while maintaining a secondary Australian listing.
“Following our highly successful equity offering in October, Piedmont enters 2021 with a strong balance sheet that will enable the Company to meet its development objectives for the coming year.  Our expanded team continues to do a great job on the ground in North Carolina in mineral exploration, metallurgical testwork, technical studies, and permitting that may make it possible for Piedmont to begin construction of our project by the end of this year.  We expect 2021 will be a pivotal year for Piedmont Lithium, and we are excited about the months ahead.”
For further information, contact:

Keith Phillips	Brian Risinger
President & CEO	Vice President – Corporate Communications and Investor Relations
T: +1 973 809 0505	T: +1 704 910 9688
E: kphillips@piedmontlithium.com	E: brisinger@piedmontlithium.com

Company Overview
Piedmont Lithium Limited (ASX: PLL; Nasdaq: PLL) holds a 100% interest in the Piedmont Lithium Project (“Project”), a pre-production business targeting the manufacturing of 22,700 tonnes per year (“t/y”) of battery quality lithium hydroxide in North Carolina, USA to support electric vehicle and battery supply chains in the United States and globally.  Piedmont’s premier southeastern USA location is advantaged by favorable geology, proven metallurgy and easy access to infrastructure, power, R&D centers for lithium and battery storage, major high-tech population centers and downstream lithium processing facilities.
Piedmont has reported 27.9 million tonnes (“Mt”) of Mineral Resources grading at 1.11% Li2O located within the world-class Carolina Tin-Spodumene Belt (“TSB”) and along trend to the Hallman Beam and Kings Mountain mines, which historically provided most of the western world’s lithium between the 1950s and the 1980s. The TSB has been described as one of the largest lithium provinces in the world and is located approximately 25 miles west of Charlotte, North Carolina.

USA
Piedmont Lithium
Lincolnton
321
77
N
Core Property
Proposed Concentrate Operations
Piedmont Lithium
Mineral Resource
27.9Mt @ 1.11% Li_2O
Huffstetler Property
Central Property
Hallman-Beam Mine
Sunnyside Property
Shelby
Bessemer City
Gastonia
85
Kings Mountain Mine
Livent, Bessemer City
Lithium Processing Facility
Proposed Piedmont Lithium
Chemical Plant Site
Charlotte
Albemarle, Kings Mountain
Lithium Processing Facility
North Carolina
South Carolina
Piedmont Lithium Project
Major highway
Railway
City
20 km

Figure 1: Piedmont Lithium Project located within the TSB

Drilling

During the quarter, Piedmont expanded drilling on its properties located within the world-class Carolina TSB in North Carolina, USA.  An additional 25,000 meters of drilling were announced with a principal focus on upgrading Mineral Resources within the Company’s Core property from Inferred to Indicated classification.  Figure 2 shows the updated drill hole location map for the Project.

Piedmont Lithium Project
Hallman-Beam Mine
Carolina Tin-Spodumene Belt
Bessemer City
Gastonia
Kings Mountain Mine
N
Huffstetler Property
Rock Chip Assays up to 2.37% Li2O
Core Property
Area 5
Rock Chip Assays up to 2.10% Li₂O
Area 2
Rock Chip Assays up to 2.63% Li₂O
Piedmont Lithium Project
Mineral Resource 27.9Mt @ 1.11% Li₂O
Area 3
Rock Chip Assays up to 2.41% Li₂O
Central Property
279
274
Hallman-Beam Mine
Sunnyside
Rock Chip Assays up to 2.91% Li₂O
Sunnyside Property
20.9 meters intercept @ 1.42% Li₂O in Hole 18-SS-001
Piedmont Lithium project
Former lithium mine
Indicated Resource
Infered Resource
Drillholes
Proposed infill drillholes
Exploration target
Major highway
Railway
Powerline
2.5 km

Figure 2 – Piedmont Lithium Project Property Map Showing Proposed Drillholes
Permits
During the quarter, Piedmont received from the North Carolina Department of Environmental Quality (“NCDEQ”) Division of Air Quality (“DAQ”) an air permit (“Permit”) to construct and operate the Company’s planned 22,700 t/y lithium hydroxide chemical plant located in Kings Mountain, North Carolina.

The Permit defines the allowable limits for the construction and operations of emission sources as well as the construction and operation of air cleaning equipment to be used in the operation of the planned facilities.  DAQ issued the Permit approval following a detailed review of Piedmont’s permit application submitted in October 2020.
Combined with the Section 404 Standard Individual Permit received in November 2019 from the US Army Corps of Engineers for the Company’s planned concentrate operations, Piedmont now holds all of the federally-regulated permits required for the construction of the integrated project.  The Company expects to apply for a North Carolina State Mining Permit and to complete local rezoning processes for the integrated project in the first half of 2021.
Testwork
During the quarter, the Company launched, in partnership with SGS Canada, Inc. (“SGS”) in Lakefield, Ontario, a pilot-scale spodumene concentrator testwork program using a bulk sample collected from the Piedmont Lithium Project in North Carolina.
The pilot plant will process over 50 tonnes of mineralized pegmatite collected from 17 locations across the Company’s Core Property in February 2020.  Samples were collected from near surface pegmatites located in areas of early, middle, and late year production.

Figure 3 – Pilot Plant Setup at SGS Canada
Definitive Feasibility Study
During the quarter, Piedmont commenced a definitive feasibility study (“DFS”) of its planned spodumene concentrate (“SC6”) operations in North Carolina with a combined team including Primero Group (“Primero”) and Marshall Miller & Associates (“Marshall Miller”).  Marshall Miller will lead quarry design activities while Primero will advance the concentrator design, infrastructure design, and be responsible for overall study management.
The DFS will target production of 160,000 tonnes per year of SC6 as well as co-products including quartz and feldspar.  The study will incorporate the results of the pilot level testwork from SGS.  Piedmont expects to complete the DFS in mid-2021 and pursue an investment decision for the concentrate operations shortly thereafter.
Piedmont remains fully committed to development of an integrated lithium hydroxide business in North Carolina and a DFS of a planned lithium chemical plant is expected to commence in Q1 2021.

Corporate
United States Re-domiciliation
During the quarter, the Company announced its intention to re-domicile from Australia to the United States via a proposed Scheme of Arrangement (the “Scheme”), subject to shareholder, regulatory and court approvals.
If the Scheme is approved, Piedmont will move its primary listing from the ASX to the Nasdaq Capital Market (“Nasdaq”) and will retain an ASX listing via Chess Depositary Interests (“CDIs”).
To implement the re-domiciliation, Piedmont has entered into a Scheme Implementation Deed (“SID”) with Piedmont Lithium Inc., a newly formed Delaware corporation (“Piedmont USA”), which will become the ultimate parent company of the Piedmont group of companies following the implementation of the Scheme.
Pursuant to the Scheme:
•
Holders of Piedmont ordinary shares will be entitled to receive one (1) CDI in Piedmont USA for each ordinary share held in Piedmont on the Scheme record date (with each CDI to represent 1/100th of a share of common stock in Piedmont USA); and

•
Holders of Piedmont American Depositary Shares (“ADSs”) (each ADS currently represents 100 Piedmont ordinary shares) will be entitled to receive one (1) share of common stock in Piedmont USA for each ADS held in Piedmont on the Scheme record date.

The re‐domiciliation is not expected to result in any material changes to Piedmont’s assets, management, operations, or strategy, and is expected to be structured on a tax-neutral basis to Piedmont and its shareholders.
Sayona Investment
During the quarter, the Company established a strategic partnership with Sayona (ASX:SYA) through the purchase of equity stakes in Sayona and its 100% owned Quebec subsidiary, Sayona Quebec, as well as a binding supply agreement for at least 50% of Sayona Quebec’s planned spodumene concentrate production.
Piedmont acquired 336,207,043 shares in Sayona for approximately US$3.1 million and convertible notes for approximately US$3.9 million that upon conversion would result in Piedmont acquiring an additional 423,973,899 shares in Sayona.  Piedmont will appoint one director to Sayona’s Board of Directors.
Piedmont will also purchase a 25.0% stake in Sayona Quebec for approximately US$5.0 million in cash.  Sayona Quebec owns the DFS-level Authier lithium project, the highly prospective Tansim lithium project, and is pursuing a bid to acquire Quebec-based NAL’s assets out of bankruptcy.
Piedmont and Sayona Quebec have also entered into a binding spodumene concentrate Supply Agreement pursuant to which Sayona Quebec will supply to Piedmont the greater of 60,000 t/y or 50% of Sayona Quebec’s SC6 production at market prices on a life-of-mine basis.
Senior Management Appointments
During the quarter, the Company appointed the following senior management:
•	Ms. Malissa Gordon has been appointed as Manager – Community and Government Relations;
•	Mr. Jim Nottingham has been appointed as Senior Project Manager – Concentrate Operations;
•	Mr. Pratt Ray has been appointed as Production Manager – Chemical Operations; and
•	Mr. Brian Risinger has been appointed as Vice President – Corporate Communications and Investor Relations.

U.S. Public Offering
During the quarter, Piedmont completed a U.S. public offering of 2,300,000 of Piedmont’s ADSs, with each ADS representing 100 of its ordinary shares, which includes the full exercise of the underwriters’ option, at an issue price of US$25.00 per ADS, to raise aggregate gross proceeds of US$57.5 million (A$81.2 million).
Piedmont finished the quarter with a cash balance of US$70.9 million (A$92.1 million).
ASX Additional Information
Mining Properties
As at December 31, 2020, the Project comprised approximately 2,322 acres of surface property and associated mineral rights in North Carolina, of which approximately 691 acres are owned, approximately 113 acres are subject to long-term lease, approximately 79 acres are subject to lease-to-own agreements, and approximately 1,438 acres are subject to exclusive option agreements. These exclusive option agreements, upon exercise, allow us to purchase or, in some cases, enter into long-term leases for the surface property and associated mineral rights.
During the fiscal second quarter, the Company purchased approximately 181 acres of surface property (and associated mineral rights) upon exercising existing option agreements.  The Company entered into additional option agreements covering 211 acres with local landowners during the quarter.
Piedmont also owns a 61-acre property in Kings Mountain, North Carolina, which will be the site of Piedmont’s proposed lithium chemical plant. The site is located approximately 20 miles from Piedmont’s proposed mine/concentrator in Gaston County, North Carolina.
Mining Exploration Expenditures
During the quarter, the Company made the following payments in relation to mining exploration activities:
Activity	US$000
Metallurgical testwork	(391)
Drilling and assays	(245)
Geological consultants	(125)
Technical studies	(89)
Permitting	(51)
Field supplies, vehicles, travel, and other	(115)
Total as reported in Appendix 5B	(1,016)

Related Party Payments
During the quarter, the Company made payments of approximately US$133,000 to related parties and their associates. These payments relate to executive directors’ remuneration, non-executive directors’ fees, employer 401(k) contributions, superannuation contributions, and fees for services in relation to business development activities.

Forward Looking Statements
This announcement may include forward-looking statements. These forward-looking statements are based on Piedmont’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Piedmont, which could cause actual results to differ materially from such statements. Piedmont makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of that announcement.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources
The Project’s Core Property Mineral Resource of 25.1Mt @ 1.13% Li2O comprises Indicated Mineral Resources of 12.5Mt @ 1.13% Li2O and Inferred Mineral Resources of 12.6Mt @ 1.04% Li2O. The Central Property Mineral Resource of 2.80Mt @ 1.34% Li2O comprises Indicated Mineral Resources of 1.41Mt @ 1.38% Li2O and 1.39Mt @ 1.29% Li2O. The information contained in this announcement has been prepared in accordance with the requirements of the securities laws in effect in Australia, which differ from the requirements of U.S. securities laws. The terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are Australian terms defined in accordance with the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the “JORC Code”).  However, these terms are not defined in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and are normally not permitted to be used in reports and filings with the U.S. Securities and Exchange Commission (“SEC”). Effective January 1, 2021, the SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act and as a result, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be "substantially similar" to the corresponding definitions under the JORC Code.  The Company will become subject to these reporting requirements as of July 1, 2021.  Accordingly, information contained herein that describes Piedmont’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder. U.S. investors are urged to consider closely the disclosure in Piedmont’s Form 20-F, a copy of which may be obtained from Piedmont or from the EDGAR system on the SEC’s website at http://www.sec.gov/.
Competent Persons Statement
The information in this announcement that relates to Exploration Results, Metallurgical Testwork Results, Exploration Targets, Mineral Resources, Concentrator Process Design, Concentrator Capital Costs, Concentrator Operating Costs, Mining Engineering and Mining Schedule is extracted from the Company’s ASX announcements dated July 23, 2020, May 26, 2020, June 25, 2019, April 24, 2019, and September 6, 2018 which are available to view on the Company’s website at www.piedmontlithium.com. Piedmont confirms that: a) it is not aware of any new information or data that materially affects the information included in the original ASX announcements; b) all material assumptions and technical parameters underpinning Mineral Resources, Exploration Targets, Production Targets, and related forecast financial information derived from Production Targets included in the original ASX announcements continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially modified from the original ASX announcements.
This announcement has been authorised for release by the Company’s CEO, Mr. Keith Phillips.

Rule 5.5
Appendix 5B
Mining exploration entity or oil and gas exploration entity
quarterly cash flow report
Name of entity
Piedmont Lithium Limited
ABN	Quarter ended (“current quarter”)
50 002 664 495	December 31, 2020

Consolidated statement of cash flows		Current quarter US$000	Year to date (6 months) US$000
1.	Cash flows from operating activities	-	-
1.1	Receipts from customers
1.2	Payments for	(1,016)	(1,277)
	(a)exploration & evaluation
	(b)development	-	-
	(c)production	-	-
	(d)staff costs	(519)	(1,059)
	(e)administration and corporate costs	(368)	(526)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	4	14
1.5	Interest and other costs of finance paid	(72)	(138)
1.6	Income taxes paid	-	-
1.7	Government grants and tax incentives	(138)	(138)
1.8	Other (provide details if material): (a) business development	(150)	(302)
1.9	Net cash from / (used in) operating activities	(2,259)	(3,426)

2.	Cash flows from investing activities	-	-
2.1	Payments to acquire:
	(a)entities
	(b)tenements	(1,899)	(5,305)
	(c)property, plant and equipment	(11)	(16)
	(d)exploration & evaluation	-	-
	(e)investments	-	-
	(f)other non-current assets	-	-

ASX Listing Rules Appendix 5B (17/07/20) Page 1
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 5B
Mining exploration entity and oil and gas exploration entity quarterly report

Consolidated statement of cash flows		Current quarter US$000	Year to date (6 months) US$000
2.2	Proceeds from the disposal of:	-	-
	(a)entities
	(b)tenements	-	-
	(c)property, plant and equipment	-	-
	(d)investments	-	-
	(e)other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	-
2.4	Dividends received (see note 3)	-	-
2.5	Other (provide details if material)	-	-
2.6	Net cash from / (used in) investing activities	(1,910)	(5,321)

3.	Cash flows from financing activities	57,500	65,284
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)
3.2	Proceeds from issue of convertible debt securities	-	-
3.3	Proceeds from exercise of options	133	133
3.4	Transaction costs related to issues of equity securities or convertible debt securities	(4,035)	(4,672)
3.5	Proceeds from borrowings	-	-
3.6	Repayment of borrowings	-	-
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other (provide details if material)	-	-
3.10	Net cash from / (used in) financing activities	53,598	60,745

4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	21,429	18,857
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(2,259)	(3,426)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(1,910)	(5,321)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	53,598	60,745

ASX Listing Rules Appendix 5B (17/07/20) Page 2
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 5B
Mining exploration entity and oil and gas exploration entity quarterly report

Consolidated statement of cash flows		Current quarter US$000	Year to date (6 months) US$000
4.5	Effect of movement in exchange rates on cash held	79	82
4.6	Cash and cash equivalents at end of period	70,937	70,937

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter US$000	Previous quarter US$000
5.1	Bank balances	70,937	21,429
5.2	Call deposits	-	-
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	70,937	21,429

6.	Payments to related parties of the entity and their associates	Current quarter US$000
6.1	Aggregate amount of payments to related parties and their associates included in item 1	(133)
6.2	Aggregate amount of payments to related parties and their associates included in item 2	-
Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments

ASX Listing Rules Appendix 5B (17/07/20) Page 3
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 5B
Mining exploration entity and oil and gas exploration entity quarterly report

7.
Financing facilities
Note: the term “facility’ includes all forms of financing arrangements available to the entity.
Add notes as necessary for an understanding of the sources of finance available to the entity.
		Total facility amount at quarter end US$000	Amount drawn at quarter end US$000
7.1	Loan facilities	-	-
7.2	Credit standby arrangements	-	-
7.3	Other (please specify)	-	-
7.4	Total financing facilities	-	-

7.5	Unused financing facilities available at quarter end
7.6
Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

Not applicable

8.	Estimated cash available for future operating activities	US$000
8.1	Net cash from / (used in) operating activities (item 1.9)	(2,259)
8.2	(Payments for exploration & evaluation classified as investment activities) (item 2.1(d))	-
8.3	Total relevant outgoings (item 8.1 + item 8.2)	(2,259)
8.4	Cash and cash equivalents at quarter end (item 4.6)	70,937
8.5	Unused finance facilities available at quarter end (item 7.5)	-
8.6	Total available funding (item 8.4 + item 8.5)	70,937
8.7	Estimated quarters of funding available (item 8.6 divided by item 8.3)	31

Note: if the entity has reported positive relevant outgoings (ie a net cash inflow) in item 8.3, answer item 8.7 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.7.

8.8	8.8.1. Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?
	Not applicable

8.8.2.            Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

	Not applicable
	8.8.3. Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?
	8.8.1. Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?
	Not applicable
	Note: where item 8.7 is less than 2 quarters, all of questions 8.8.1, 8.8.2 and 8.8.3 above must be answered.

ASX Listing Rules Appendix 5B (17/07/20) Page 4
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 5B
Mining exploration entity and oil and gas exploration entity quarterly report

Compliance statement
1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.
2	This statement gives a true and fair view of the matters disclosed.

Date:                             January 29, 2021

Authorised by:                 Company Secretary
 (Name of body or officer authorising release – see note 4)

Notes
1.
This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.
If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 6: Exploration for and Evaluation of Mineral Resources and AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standards apply to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.
4.
If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.
If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 5B (17/07/20) Page 5
+ See chapter 19 of the ASX Listing Rules for defined terms.